January 23, 2006

Via Mail and Fax

Mr. Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

	RE: 	The Walt Disney Company
		Form 10-K: For the Year Ended October 1, 2005
		File Number: 001-11605

Dear Mr. Iger:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended October 1, 2005

Item 7. Management`s Discussion and Analysis ..., page 33
Accounting Policies and Estimates, page 55

1. It appears that much of the information disclosed for "Film and Television Revenues and Costs," "Goodwill, Intangible Assets, Long-lived Assets and Investments," "Income Tax Audits" and "Stock Option
Compensation Expense" repeats information already contained in the notes to the financial statements. Disclosures here should supplement, not duplicate, the information disclosed in the notes. Also, you should address specifically why your accounting estimates or assumptions bear the risk of change. In this regard, it appears that the content throughout this section should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change and have caused material differences between estimated amounts and actual results, or the factors for which it is reasonably possible that actual results could materially differ from amounts estimated. To the extent practicable and material, you should provide quantitative disclosure of these factors, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of FR-72 for further guidance. Please revise your disclosure as indicated.

Stock Compensation Expense, page 58

2. Please explain to us and disclose why you chose to use the simplified method rather than your historical experience in determining the expected term, and what, if any, material difference results between the two in the computation of the estimated amount of expense. Also, disclose that, in accordance with SAB 107, the simplified method is not expected to be used beyond December 31, 2007. In this regard, disclose your plans in developing another method to determine the expected term of grants.

Financial Statements, page 73
Notes to Consolidated Financial Statements, page 80
Note 2. Summary of Significant Accounting Policies, page 84
Accounting Changes, page 84
EITF 00-21, page 87

3. Please explain to us in detail why the NFL and other programming within the arrangement with ESPN affiliates are not separate units of accounting, relative to the criteria in paragraph 9 of EITF 00-21 and the basis for your present allocation of revenue for this arrangement. Explain to us whether or not you have other affiliate arrangements that are accounted for in accordance with EITF 00-21, and how your accounting for these other arrangements compares to your accounting for the ESPN affiliate arrangement.

Revenue Recognition, page 88

4. Please explain to us your basis for deferring revenue associated with annual programming commitments with cable providers until the related commitments are satisfied. Tell us the accounting guidance upon which you rely in support of such treatment.

5. Please explain to us and disclose the period over which revenue associated with nonexpiring multiday tickets is recognized.

6. Please explain to us and disclose when royalties underlying merchandise licensing advances and guarantee royalty payments are considered earned such that the revenue associated with licensing advances and royalty payments may be recognized.

Note 4. Investments, page 93
Euro Disney and Hong Disneyland, page 93

7. Please explain to us why you believe that you are the primary beneficiary of Euro Disney. Your response should include a detailed analysis of each paragraph within FIN 46R that you considered in arriving at your conclusion, including the paragraphs that you believe are not applicable and the reason why not applicable.

8. We noted in a press release dated September 12, 2005 and other similar press releases on your website that Hong Kong Disneyland is referred to as a "joint venture" with the Hong Kong government. Please explain to us how this entity is within the scope of FIN 46R relative to paragraph 4(h)(1) of FIN 46R.

9. We note that the Hong Kong government has a 57% ownership interest in Hong Kong Disneyland compared to your 43% interest. Assuming that
FIN 46R applies, please explain to us why you believe that you are the primary beneficiary of Hong Kong Disneyland. Your response should include a detailed analysis of each paragraph within FIN 46R that you considered in arriving at your conclusion, including the paragraphs that you believe are not applicable and the reason why not applicable.

Note 7. Income Taxes, page 104

10. Please explain to us your basis for the amounts recorded in regard to the excess tax reserves released in 2005 and 2004 and the reason for the difference from actual amounts settled.


Note 8. Pension and Other Benefit Programs, page 107

11. In the "Reconciliation of funded status for the plans and the amounts included in the Company`s Consolidated Balance Sheets" table, please explain to us and, in accordance with paragraph 5(r) of FAS 132R, disclose the reason for the material change in the "Actuarial gain/(loss) line under "Projected benefit obligations" for both pension plans and postretirement medical plans.


		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Thomas O. Staggs, Senior Executive Vice President and Chief
Financial Officer (via facsimile at 818-556-3889)